UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)


                               Mr. Tadao Murakami
                        c/o Nam Tai Group Management Ltd.
                        15th Floor, China Merchants Tower
                                 Shun Tak Centre
                         168-200 Connaught Road Central
                                    Hong Kong
                           Telephone: (852) 2341-0273
                              Fax: (852) 2341-4164
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            ------------------------
                                 with a copy to:

                           Mr. Stephen K. Seung, ESQ.
                            2 Mott Street, Suite 601
                            New York, New York 10013
                           Telephone: (212) 732-0030
                               Fax: (212) 227-5097

                                October 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON - Tadao Murakami
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                   (a)|_|
              N/A                                  (b)|_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
              N/A
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
              N/A
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION            Japanese
--------- ----------------------------------------------------------------------
Number of Shares                7.             SOLE VOTING POWER:  1,681,114
Beneficially Owned by           -------------- ---------------------------------
Each Reporting Person           8.             SHARES VOTING POWER : N/A
With                            -------------- ---------------------------------
                                9.             SOLE DISPOSITIVE POWER: 1,681,114
                                -------------- ---------------------------------
                                10.            SHARES DISPOSITIVE POWER: N/A
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,681,114
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.6%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
              IN
--------- ----------------------------------------------------------------------


Item 1. Security and Issuer.

        This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.


Item 2. Identity and Background.

(a) The name of the Reporting Person is Tadao Murakami ("Mr. Murakami"), an individual.

(b) Mr. Murakami's business address is Nam Tai Electronics, Inc., c/o Nam Tai Group Management Ltd. 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

(c) Mr. Murakami is a Director and the Chairman of the Company's Board of Directors.

(d) During the past five years Mr. Murakami has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(e)     Mr. Murakami is a Japanese citizen.


Item 3. Source and Amount of Funds and Other Consideration.

        Not applicable.


Item 4. Purpose of Transaction.

        The purpose of the transaction is to realize the value of the Common Shares being sold. Mr. Murakami may sell or acquire Common Shares in the future depending on the prevailing market price of the securities. Mr. Murakami has no plans or proposals that relate to or would result in the matters identified in
Item 4(a) through (j) of Schedule 13D.


Item 5.  Interests in Securities of the Issuer.

(a) At October 31, 2003, as a result of the sale of 506,351 Common Shares and the exercise of 195,000 options, Mr. Murakami beneficially owned 1,681,114 of the Common Shares outstanding, representing a 4.6% ownership of outstanding Common Shares. The amount of Common Shares includes: (i) 1,681,114 Common Shares; and (ii) 0 Common Shares that Mr. Murakami may acquire upon the exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

(b) Mr. Murakami has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a).

(c) The following table sets forth details of the open market sales of Common Shares (made through Bear, Stearns & Co., Inc.) made by Mr. Murakami during the last sixty days.

      --------------------------------------------------------------------------
                            Number of Common
                            ----------------
           Trade Date          Shares Sold        Sales Price       Proceeds
           ----------          -----------        -----------       --------
      --------------------------------------------------------------------------
        October 30, 2003          506,351           $34.00       $17,215,123.29
      --------------------------------------------------------------------------

    The following table sets forth details of other transactions relating to the Common Shares made by Mr. Murakami during the last sixty days.

      --------------------------------------------------------------------------
                              Number of Shares Acquired        Average Exercise
                              -------------------------        ----------------
            Trade Date      Through the Exercise of Options          Price
            ----------      -------------------------------          -----
      --------------------------------------------------------------------------
        October 31, 2003               195,000                       $5.41
      --------------------------------------------------------------------------

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.


Item 7. Material to Be Filed as Exhibits.

        Not applicable.

                                   Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:  November 5, 2003                         By: /s/ TADAO MURAKAMI
                                                           -------------------
                                                           TADAO MURAKAMI